SEC FILE NUMBER
                                                                          1-6034

                                                                    CUSIP NUMBER
                                                                      854726-2-5

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):               X Form 10-KSB   __Form 20-F      __Form 11-K
                           __Form 10-QSB   __Form N-SAR

         For Period Ended:  June 30, 1995
          __ Transition Report on Form 10-K
          __ Transition Report on Form 20-F
          __ Transition Report on Form 11-K
          __ Transition Report on Form 10-Q
          __ Transition Report on Form N-SAR
          For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant

        STANSBURY HOLDINGS CORPORATION
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Former Name if Applicable

         N/A
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Address of Principal Executive Office (Street and Number)

         11515 Amanda Drive, Studio City, CA 91604
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

IF the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X
---
         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.


PART III -        NARRATIVE

State below in detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.



     The Company is presently unable to file its Annual Report on Form 10-KSB for the year ending June 30, 1995 for the reasons described below.

     The Company last filed an Annual Report on Form 10-K for the year ending June 30, 1991 in July, 1992. The current Board of Directors and management of the Company are the result of a successful proxy contest to elect a new Board of Directors at a special shareholders meeting held on December 12, 1994. Since that time, the Board has focused on (a) raising money in the form of loans from existing shareholders, on terms previously disclosed, to fund a factual and legal investigation, retention of Arthur Andersen & Co., L.L.P. as the Company's independent public accountant and preparation of the report on Form 10-KSB; (b) payment of selected creditors, including Arthur Andersen, which was owed approximately $20,000 for the 1991 audit; and (c) negotiation and documentation of short-term forbearance agreements with other creditors. On September 18, 1995, the Company paid Arthur Andersen & Co., L.L.P. for its previous work in 1991 and entered into an engagement letter for the 1995 audit.

     No audit work has been commenced by Arthur Andersen & Co., L.L.P. at the present time. In addition, the Company has paid an initial retainer to Arthur Andersen for the 1995 engagement. The Company believes that it will be able to borrow sufficient funds from existing shareholders to fund the completion of the audit by Arthur Andersen and the preparation of an Annual Report on Form 10-KSB by its legal counsel.

     The Company hopes to complete this process over the next ninety (90) days. No assurance, however, can be given that Arthur Andersen & Co., L.L.P. will be able to complete the audit and render the opinion required for filing an Annual Report on Form 10-KSB in compliance with the requirements of the U.S. Securities and Exchange Commission for the additional reasons discussed below.

     The Company is presently confronting two sets of interrelated problems:

          1. lack of cash flow since it has never been an operating company and has no assets which can be readily liquidated to fund the activities necessary to complete the audit and Annual Report on Form 10-KSB; and

          2. lack of corporate books and records, including financial records which will afford the auditors sufficient, competent evidential material to enable Arthur Andersen & Co., L.L.P. to complete an audit and render an opinion.

     The first class of problems was touched on above. The Company believes that it will likely be able to raise sufficient funds from shareholder loans to overcome this problem. Nevertheless, even if the additional $50,000 - $100,000 estimated to be necessary is "raised", there are certain factors which could make these monies insufficient.

     These are:

          1. two members of former management, who have second mortgages on the Company's mineral claims, have threatened, pursuant to a letter dated September 18, 1995 received from their counsel, to institute a foreclosure action on these second mortgages if the Company does not pay a judgment obtained against them by a former lender to the Company approximating $90,000.00; and

          2. the Company has at least two (2) money judgments against it. One judgment is by James Herd in the amount of $71,473 and the other by the law firm of Dorsey and Whitney in the amount of $85,310.

     Both of these judgment creditors have been requested to enter into forbearance agreements by the Company to facilitate completion of the audit and Form 10-KSB process.

     Quite obviously, therefore, the Company has little or no liquidity, although it has been paying obligations accruing since December 11, 1994 as they come due. To date, the judgment creditors have not sought to execute on their judgments. Because of these judgments, either or both of these creditors have the ability to levy on corporate assets, cause a sheriff's sale of the Company's mineral claims or attach corporate bank accounts. The Company is working with both of these judgment creditors to avoid this result. No assurance can be given, however, that a favorable outcome will be obtained.

     With respect to the second class of problems, although the Company believes that the two (2) judgments referred to above result from mismanagement by the former officers and directors, the Company is presently confronting the following obstacles:

          1. the Company is unable to find financial statements by former management for the fiscal years 1992, 1993, 1994 or 1995 (and such may not exist);

          2. no bank accounts or financial records have been located for those years;

          3. former management is refusing to co-operate in furnishing requested information or to make themselves available to the auditors for an interview;

          4. former management on December 12, 1994, issued 1,973,066 million shares of the Company's stock to themselves; and

          5. the Company believes no valid legal consideration existed for the issuance of these 1,973,066 shares and has requested documentation supporting it; and has received incomplete information. The Company's inquiry is continuing.

     Former management is attempting to sell some of these shares. Two (2) members of former management are threatening to institute a foreclosure action on the second mortgages, as discussed above. The Company's current Board of Directors since taking office has advised the Registrant's shareholders that the Company believes no reliance should based on any of the prior filings of the Company, including the 1991 Form 10-K filed in 1992, in deciding whether to purchase or sell the Company's securities. In any event, two years ago, the Company's shares were de-listed by NASDAQ because it has not made current filings for four (4) years. Thus, there is not a well-developed market for the Company's stock; and the prices at which the Company's shares may be bought or sold may not reflect all publicly available information on the Company.

     Thus, the Company's future viability and prospects are uncertain at best. In light of the foregoing problems and despite the loans of shareholders and the best efforts of management and Arthur Andersen & Co., L.L.P., it is certain that any audit report - if rendered - will contain a "going concern" qualification. The 1991 audit report did as well. This is because it is impossible for the Company to be able to commence operations and begin the development work on its mineral property without raising very substantial additional capital. This is estimated to include $2,000,000 - $3,000,000, in new equity and permanent financing of $15,000,000 - $20,000,000. Without being in full compliance with the SEC regulations and a "bankable" feasibility study, these monies probably cannot be raised and the Company will simply have to go out of business.

     At the present time, the Company believes that there is a substantial risk that Arthur Andersen & Co., L.L.P. will be unable to render any audit opinion - even one including a "growing concern" qualification. This is because the auditors may not be able to obtain sufficient, competent evidential materials to prepare financial statements, including balance sheets and income statements for the last four (4) fiscal years, resulting in restrictions which will make it impossible for Arthur Anderson & Co. to perform an audit in compliance with Generally Accepted Auditing Standards or to express an opinion that any financial statements of the Company are consistent with Generally Accepted Accounting Principles.

     Additional information relating to the Company's current situation is set forth in a Current Report on Form 8-K dated September 18, 1995.

     For the reasons set forth above, the Company's inability to file timely its Annual Report on Form 10-KSB for the year ended June 30, 1995 could not be eliminated by the Company without unreasonable effort or expense. The Company intends to file the subject Annual Report on Form 10-KSB no later than the fifteenth calendar day after the due date of the report. Information will be included in the Annual Report on Form 10-KSB insofar as it is known or reasonably available to the Company, in accordance with SEC rule 12b-21.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        James G. Wiles                       215                 854-6360
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            (Name)                        (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been
         filed? If answer is no, identify report(s).          Yes    X  No
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          10-KSB for period ending June 30, 1994
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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                           Yes    X No
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         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Note: The Registrant was not operating during the year ended June 30, 1995.
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                         Stansbury Holdings Corporation
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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 29, 1995                       By /s/ David Racher
      ------------------                       ----------------------
                                               David Racher, Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              ATTENTION
         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).